United States Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2002

DIALOG SEMICONDUCTOR PLC

(Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.)

TABLE OF CONTENTS
1. Other Events

On February 20, 2002, in Germany, the Company issued a press release announcing its fourth quarter and 2001 full year results. A copy of the Company's press release dated February 20, 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2. Exhibits

99.1 Press release of the Company dated February 20, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

                            Date  February 20, 2002          By /s/ ROLAND PUDELKO

                                                             Roland Pudelko
                                                             Executive Director, CEO and President

EXHIBIT INDEX

1. News release of the Company dated February 20, 2002.

NEWS RELEASE

Dialog Semiconductor reports fourth quarter and 2001 full year results

- Q4 revenues increased from Q3 by 15% to EUR 23.8 million, full year revenues were EUR 100.5 million
- Q4 gross margin up 3% from Q3
- Net cash up to EUR 32.6 million from EUR 13.5
- Positive EBITDA of EUR 3.5 million for full year 2001

Kirchheim/Teck-Nabern, February 20th, 2002 - Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Neuer Markt: DLG), today reported sales of EUR 23.8 million in the fourth quarter of 2001. This is an increase of 15 percent compared to the previous quarter (EUR 20.7 million in Q3). Dialog's operating cash flow benefited from the tight control of expenditure, further inventory reduction, and the repayment of an advance of EUR 11.4 million from a silicon supplier. Cash of EUR 32.6 million at December 31, 2001 reflects an increase of EUR 19.1 million compared to end Q3.

Roland Pudelko, Dialog's CEO & President, commenting on the results: "The increase in our net cash position in the fourth quarter and the positive cash flow for the full year is the impressive result of our program to control working capital and expenditure levels."

Revenues by business sector - wireless communication, industrial, automotive and wireline applications - accounted for EUR 77.8, 14.2, 5.9 and 2.6 million in 2001, respectively. Gross margin increased during the fourth quarter by almost 3% compared to the third quarter. Excluding the provision for excess inventory made in the second quarter, the gross margin was 31.4% of revenues for the year ended December 31, 2001. The company achieved a positive EBITDA (earnings before financial income, taxes, depreciation and amortization) of EUR 3.5 million for the full year 2001 as a result of high depreciation and amortization expenses primarily due to significant investments in test systems during 2000. As previously announced Dialog recorded a write-down of its investment in the silicon supplier ESM in the fourth quarter when ESM was placed in receivership (a reorganisation under UK law). Including such write-down, Dialog recorded a loss per share of EUR 0.95 in 2001 compared to earnings per share of EUR 0.62 in 2000. Excluding the provision for excess inventory and the write-down of its investments in ESM, the loss per share would have been EUR 0.17.

The Company's Annual Report 2001 is available at www.dialog-semiconductor.com

Consolidated Statements of Operations

  (In thousands of Euro,        Three months     Three months
  except per share data)        ended            ended           Year             Year
                                December 31,     December 31,    ended            ended
                                2001             2000            December 31,     December 31,
                                (unaudited)      (unaudited)     2001             2000

Revenues                           23,756        62,275          100,519          214,459
Cost of sales                     (16,273)      (40,847)         (79,637)        (138,866)
Gross margin                        7,483        21,428           20,882           75,593
Selling and marketing expenses       (879)       (1,201)          (4,054)          (5,672)
General and administrative
expenses                           (1,395)       (1,713)          (5,569)          (5,972)
Research and development           (8,375)       (7,079)         (31,256)         (22,898)
Amortization of goodwill and
intangible assets                    (782)         (841)          (3,202)          (2,651)
EBIT, Operating profit (loss)      (3,948)       10,594          (23,199)          38,400
Interest income, net                  150           549              898            1,940
Foreign currency exchange gains
and losses, net                       131             5              306            2,627
Write-down of investment in
silicon supplier                  (42,405)            -          (42,405)               -
Result before income taxes        (46,072)       11,148          (64,400)          42,967
Income taxes                       16,528        (3,682)          22,721          (16,410)
Net Income (loss)                 (29,544)        7,466          (41,679)          26,557

Earnings (loss) per share
Basic earnings (loss) per share     (0.67)         0.17            (0.95)            0.62
Diluted earnings per share          (0.67)         0.17            (0.95)            0.60
Weighted average number of shares
(in thousands)
Basic                              43,847        43,684           43,788           42,669
Diluted                            43,847        45,408           43,788           44,300
Selected Financial Data
EBITDA                                105        14,336            3,493           49,177
EBIT                               (3,948)       10,594          (23,199)          38,400
Cash flow from operations *)        8,778        13,903           15,139           18,072
Cash and cash equivalents          32,626        29,879           32,626           29,879
Shareholders' equity              157,706       199,194          157,706          199,194
Total assets                      178,443       247,423          178,443          247,423
Capital expenditure                   492        17,805            3,157           39,024
Employees (period end)                287           268              287              268

* Excluding advance payments to secure silicon capacity of Euro 23,201 and Euro 10,095 in 2000 and in the fourth quarter of 2000, respectively.

Dialog Semiconductor will hold a conference call to detail its fourth quarter financial results and the outlook on February 20, 2002 at 4:30 pm UK-time (11:30 am Eastern Seaboard time).

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal and system level solutions for wireless communications and automotive applications. Dialog's innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001.

DISCLAIMER

This press release contains "forward-looking statements". All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com